J67

S 16002072)N

SEC Mail Processing Section
MAR 30 2016
Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-67772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Select Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31351 Rancho Viejo Rd Suite 205
(No. and Street)

San Juan Capistrano (City) CA (State) 92675 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Burke Dambly 714-656-2127
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1800 Rivercrest, Ste. 720 Sugar Land, TX 77478
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

aub

OATH OR AFFIRMATION

I, Burke Dambly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Select Capital Corporation, as of December, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

WILLIAM N. ODELSON
Commission # 1990418
Notary Public - California
Orange County
My Comm. Expires Oct 1, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Select Capital Corporation

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015

Contents

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Select Capital Corporation
31351 Rancho Viejo Rd Suite 205
San Juan Capistrano CA 92675

Report on the Financial Statements

I have audited the accompanying financial statements of Select Capital Corporation (the "Company") which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Pulblic Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Select Capital Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
February 5, 2016

Nathan T Tuttle, CPA

Select Capital Corporation
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2015

ASSETS	
Current Assets	
Cash	1,094,925
Concessions Receivable	165,069
Total Current Assets	1,259,995
Other Assets	
Rent Deposit	2,953
Total Other Assets	2,953
TOTAL ASSETS	1,262,948
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Concessions Payable	421,886
Accrued Expenses Payable	35,012
Total Current Liabilities	456,898
Total Liabilities	456,898
Equity	
Capital Contributions	5,645,981
Retained Earnings	(4,774,725)
Net Income	(65,206)
Total Equity	806,050
TOTAL LIABILITIES & EQUITY	1,262,948

The accompanying notes are an integral part of these financial statements.

Select Capital Corporation
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2014

Revenues		
MBD fees	$	4,425,542
Commissions		343,102
Consulting Income		445,691
Interest Income		3
Total Revenues		5, 214,338
Direct Costs		
Commission expense		343,102
Sponsor expense		4,117,652
Total Direct Costs		4,460,754
Gross Profits		753,584
Expenses		
Business licenses and fees		4,215
Office expense		27,985
Professional fees		200,232
Rent		34,066
Salaries, wages and related expenses		433,147
Telephone		10,935
All other		108,210
Total expenses		818,790
Income (Loss) Before Tax		(65,206)
Provision for Income Taxes		-
Net Income (Loss)	$	(65,206)

The accompanying notes are an integral part of these financial statements.

Select Capital Corporation
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2015

	2015
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ (65,206)
Adjustments to reconcile Net Income	
(Loss) to net Cash provided by (used) in operating activities:	
Depreciation and Amortization	0
Advances	10,000
Decrease (Increase) in Operating Assets:	0
Concessions Receivable	(104,825)
Concessions Payable	320,199
Accrued Liabilities	18,002
Total Adjustments	243,376
Net Cash Provided By (Used in) Operating Activities	178,170
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from Sale of Fixed Assets	0
Net Cash Provided By (Used In) Investing Activities	178,170
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(400,000)
Contributions	1,226,990
Net Cash Provided By (Used In) Financing Activities	826,990
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	1,005,160
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	89,766
CASH AND EQUIVALENTS AT END OF PERIOD	$ 1,094,925

The accompanying notes are an integral part of these financial statements.

Select Capital Corporation
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2015

	Capital Stock						
	Class B Stock		Common Stock		Contributed	Retained	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2014	300	$ -	1,500	$ -	$ 4,418,991	$(4,374,725)	$ 44,266
Capital Contribution					1,226,990		1,226,990
Capital Distribution						(400,000)	(400,000)
Net Loss						(65,206)	(65,206)
Balance, December 31, 2015	300	$ -	1,500	$ -	$5,645,981	$(4,809,931)	$ 806,050

The accompanying notes are an integral part of these financial statements.

Select Capital Corporation
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended December 31, 2015

Subordinated Liabilities 12/31/2014		-
Additions	-	
Subtractions	-	
Subordinated Liabilities 12/31/2015		-

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business

Select Capital Corporation (the "Company") was incorporated in the State of California on November 8, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), is a member of Financial Industry Regulatory Agency ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation- The Company conducts the following types of business as a managing broker-dealer, which comprises several classes of services, including:

- Private placements of securities and publically registered non-traded REIT offerings.

Use of Estimates- The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition- The Company receives managing broker-dealer commissions and consulting fees with terms stipulated in its engagement agreements. Consulting fees are primarily reimbursements for the wholesale team; monthly draws and expense reimbursements. Managing broker-dealer commissions are generated from Direct Participation Program Offerings and a publically registered non-traded REIT offering.

Income Taxes- The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Statement of Changes in Financial Condition- The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost

approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements on a Recurring Basis
As of December 31, 2015

Assets Measured on a Recurring Basis:

	Significant Unobservable Inputs	Markets for Identical	Significant Other Quoted Price in Active Observable Inputs	
	Quoted Price in Active Markets Identical Inputs	Significant Other Observable Inputs	Significant Unobservable Inputs	
12/31/2015	(Level I)	(Level 2)	(Level 3)	Total
n/a	-	-	-	-

Note4-Pension Plan

The Company established a retirement plan effective January 1, 2010 covering substantially all of its employees over 21 years of age and with at least 1,000 hours of service per year.

The Profit Sharing Plan is qualified under Section 401 (k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 1 00% of their compensation (not to exceed the current IRS limits). The Company currently makes no contribution to the Plan.

Note 5-Income Taxes

For federal income tax purposes, there is an accumulated net operating loss (NOL) of approximately $4,403,227 over 5 years which can be used to offset future taxable income but will expire after 20 years. The NOL amounts for the previous years and the expiration dates are as follows:

	NOL Amount	Expiration Date
2010	$1,248,813	2030
2011	311,779	2031
2012	384,421	2032
2013	535,544	2033
2014	1,922,650	2034
2015	65,206	2035
	$4,468,413	

The current portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

Federal Current	$ -
State Current	800
	$ 800

Note 6-Operating Lease Commitments

The Company has two non-cancellable operating leases, Ortega and Ladera, expiring on June 30, 2017, and December 18, 2017, respectively.

At December 31, 2015, future minimum lease payments under this agreement were as follows:

	Ladera Office	Ortega Office	Total
2016	27,216	34,392	61,608
2017	26,082	35,196	61,278
	$ 53,298	$ 69,588	$ 122,886

Note 7-Subsequent Events

Management has reviewed the results of operations for the period of time from its year ended December 31, 2015, through February 5, 2016, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Select Capital Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Computation of Net Capital

Total Stockholder's Equity		$806,050
Non-Allowable Assets:		
Concessions Receivable	165,069	
Allowable Add Back	(165,069)	
Rent Deposits	2,953	
Haircuts on Securities Positions		
Securities Haircuts		
Undue Concentration Charges		
Net Allowable Capital		803,097

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	30,459
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	5,000
Excess Net Capital	772,638

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	456,898
Percentage of Aggregate Indebtedness to Net Capital	56.89%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of	
December 31, 2015 Adjustments	803,097
Net Capital per Audit	803,097
Reconciled Difference	0

Select Capital Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $31,313 which was $22,798 in excess of its required net capital of $8,516. The Company's net capital ratio was 379.06%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); the Company shall maintain a "Special Account for the Exclusive Benefit of Customers".

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

SELECT
CAPITAL CORPORATION
Member FINRA-SIPC

January 22, 2016

Nathan T. Tuttle, CPA
1800 Rivercrest Dr Suite 720
Sugar Land, TX 77478

RE: Exemption Statement Rule. 15c3-3 (k) (2) (i) for FYE December 31,2015

Dear Mr. Tuttle,

Please be advised that Select Capital Corporation ("SCC") has complied with Exemption Rule pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule), the firm will not hold customer funds or safe-keep customer securities. SCC does not hold customer funds or safe-keep customer securities and did not for the period from January 1, 2015 through December 31, 2015.

SCC's management has made available to Nathan T. Tuttle, all records and information including all communications from regulatory agencies received though the date of this review December 31, 2015.

SCC's President has been responsible for compliance with the exemption provision throughout the fiscal year. Also, I am unaware of any known events or other factors that might have affected SCC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at 714-656-2127.

Very truly yours,

Burke Dambly
President Select Capital Corporation

Select Capital Corporation ◆ 31351 Rancho Viejo Rd, Ste 205 San Juan Capistrano, CA 92675 ◆ tel 866-699-5338 fax 949-429-5393

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

EXEMPTION REVIEW REPORT

15c3-3 (k)(2)(i)

Burke Dambly
Select Capital Corporation
31351 Rancho Viejo Rd
Suite 205
San Juan Capistrano CA
92675

Dear Burke Dambly:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Select Capital Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Select Capital Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3. Select Capital Corporation stated that it has met the identified exemption provisions of 15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception. Select Capital Corporation's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Select Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
February 5, 2016

Select Capital Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

Select Capital Corporation is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2015, which were agreed to by Select Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Select Capital Corporation's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Select Capital Corporation's management is responsible for Select Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.

2. Compared audited Total Revenue for the period of January 1, 2015 through December 31, 2015 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting the SIPC-7 reported total revenue of $3,518,764, while the audited reported revenue was $5,214,338 for adiiference of $1,695,574 and an underpayment of $4,239.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Nathan T. Tuttle, CPA
February 5, 2016
Houston, TX

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

pd # 3826
1-26-16

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*******3232*********************MIXED AADC 220
067772 FINRA DEC
SELECT CAPITAL CORPORATION
31351 RANCHO VIEJO RD STE 205
SAN JUAN CAPISTRANO CA 92675-1858

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 8796.91

B. Less payment made with SIPC-6 filed (exclude interest) (2447.00)
9/28/15
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 6349.91

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ —

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6349.91

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Select Capital Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of JAN, 2016.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions: